  EXHIBIT 99.2

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

(Expressed in thousands of Canadian Dollars)

Northern Dynasty Minerals Ltd.
Consolidated Financial Statements

Table of Contents	Page

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1208)

Opinion on the Financial Statements	1-2

Opinion on Internal Control over Financial Reporting	3

Consolidated Statements of Financial Position	4

Consolidated Statements of Comprehensive Loss	5

Consolidated Statements of Cash Flows	6

Consolidated Statements of Changes in Equity	7

Notes to the Consolidated Financial Statements	8 - 39

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $24 million during the year ended December 31, 2022 and, as of that date, the Company's consolidated deficit was $676 million. These conditions, along with other matters set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Mineral property, plant and equipment – Assessment of Whether Indicators of Impairment Exist – Refer to Notes 1 and 2(p) to the financial statements

Critical Audit Matter Description

At the end of each reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired.  The Company holds the rights to the Pebble exploration stage mineral property (the “Pebble Project”).  In 2020, the US Army Corps of Engineers (“USACE”) issued a negative Record of Decision (the “ROD”) on the Pebble Partnership’s permit application for the Pebble Project.  The Company submitted its request for appeal of the ROD with the USACE on January 19, 2021.  In addition, the Environment Protection Agency (“EPA”) issued its Final Determination in January 2023 which established a "defined area for prohibition" imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit.  The Company plans to seek judicial review of the Final Determination through a challenge in a U.S. federal district court (the “Final Determination challenge”).  Taking into consideration the Company’s options in the event the ROD appeal is successful or unsuccessful, the outcome of the Final Determination challenge and the Company’s market capitalization as at December 31, 2022, the Company concluded there were no indicators of impairment on the Pebble Project as at December 31, 2022.

While there are several factors that must be considered to determine whether or not an indicator of impairment exists for the Pebble Project, the judgments associated with the Company’s ability to develop the Pebble Project including the options to obtain federal and state permits, the outcome of the Final Determination challenge and the considerations of the Company’s market capitalization excess are the most subjective factors.  Auditing these judgements required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures.  This resulted in an increased extent of audit effort.

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How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s assessment of indicators of impairment of whether there were events or change in circumstances that may suggest that the carrying amount of the Pebble Project is impaired included the following, among others:

•	Evaluated the effectiveness of controls over management’s assessment of indicators of impairment relating to the Pebble Project, including the identification of events or changes in circumstances that may suggest that the carrying amount of the Pebble Project is impaired.

•	Evaluated the reasonableness of the Company’s ability and options to obtain federal and state permits to develop the Pebble Project, including consideration of the outcome of the Final Determination challenge by:

o	Evaluating regulatory developments relating to federal and state permitting processes and the impact on the Company’s ability to continue to explore and develop the Pebble Project.

o

Evaluating the reasonableness of management’s assessment of potential alternatives for the future permitting and development of the Pebble Project by having discussions with the Company’s internal legal counsel and reviewing legal opinion provided by the Company’s external counsel.

o

Read internal communications to management and the board of directors, external communications by management to analysts and investors, and other publicly available information to evaluate whether there was evidence of indicators of impairment that contradicted management’s assessment.

•	Evaluated the reasonableness of management’s considerations of the excess of the Company’s market capitalization compared to its asset carrying value in its assessment of impairment indicators.

Royalty agreements – Assessment of the accounting implications of the royalty agreement – Refer to Note 3 to the financial statements

Critical Audit Matter Description

On July 26, 2022, the Company announced that it had entered into an agreement with an external investor (the “Royalty Holder”) to receive up to US60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Company’s Pebble Project for the life of the mine.  As of December 31, 2022, the Company has received a non-refundable payment of US12 million (the “initial payment”) from the Royalty Holder.  The Royalty Holder made the initial payment in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of US1,500 per ounce of gold and US$10 per ounce of silver, respectively, for the life of the mine.  If, in the future, spot prices exceed US$4,000 per ounce of gold or US50 per ounce of silver, then the Company will share 20% of the excess price for either metal with the Royalty Holder (the “Royalty Arrangement”).  The Company recognized the initial payment as a sale of mineral property interest and the consideration received has been recorded as a recovery of mineral property costs.

Auditing management’s judgments related to the accounting treatment of the Royalty Arrangement required a high degree of subjectivity.  This resulted in an increased extent of audit effort, including the involvement of accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting of the Royalty Arrangement including the following, among others:

•	Evaluated the effectiveness of controls over management’s assessment of the accounting treatment of the Royalty Arrangement;

•	With the assistance of accounting specialists, evaluated the accounting treatment of the Royalty Arrangement by:

o	Reviewing the executed agreement to determine whether all key facts and circumstances were properly incorporated into management’s assessment;

o	Analyzing relevant accounting standards, including various aspects of IFRS, conceptual framework and guidance; and

o	Obtaining an understanding of the legal impacts of the Royalty Arrangement by having discussions with the Company’s internal legal counsel.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2023

We have served as the Company's auditor since 2009.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 31, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2023

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2022	2021

ASSETS

Non-current assets
Restricted Cash	5(b)	$852	$785
Mineral property, plant and equipment	3	127,531	134,339
Total non-current assets		128,383	135,124

Current assets
Amounts receivable and prepaid expenses	4	2,662	1,867
Cash and cash equivalents	5(a)	14,173	22,291
Total current assets		16,835	24,158

Total Assets		$145,218	$159,282

EQUITY

Capital and reserves
Share capital	6	$700,278	$700,278
Reserves	6	118,369	106,735
Deficit		(675,962)	(651,520)
Total equity		142,685	155,493

LIABILITIES

Non-current liabilities
Trade and other payables	8	463	1,365
Total non-current liabilities		463	1,365

Current liabilities
Payables to related parties	7	237	376
Trade and other payables	8	1,833	2,048
Total current liabilities		2,070	2,424

Total liabilities		2,533	3,789

Total Equity and Liabilities		$145,218	$159,282

Nature and continuance of operations (note 1)
Commitments and contingencies (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2022	2021

Expenses
Exploration and evaluation expenses	9,10	$9,269	$12,435
General and administrative expenses	9,10	9,026	9,991
Legal, accounting and audit		4,010	5,941
Share-based compensation	6(c),(d)	2,301	2,858
Loss from operating activities		24,606	31,225
Foreign exchange (income) loss		(55)	456
Interest income		(279)	(176)
Finance expense		67	67
Other income		(3)	(16)
(Gain) loss on disposal of plant and equipment		(1)	2
Gain on modification of lease			(16)
Net loss before tax		$24,335	$31,542
Income tax expense		107
Net loss		$24,442	$31,542

Other comprehensive (income) loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	(9,333)	903
Other comprehensive (income) loss		$(9,333)	$903

Total comprehensive loss		$15,109	$32,445

Basic and diluted loss per share	11	$0.05	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2022	2021

Operating activities
Net loss		$(24,442)	$(31,542)
Non-cash or non operating items
Depreciation	3	259	329
Gain on modification of lease			(16)
Interest income		(279)	(176)
(Gain) loss on disposal of plant and equipment		(1)	2
Share-based compensation		2,301	2,858
Unrealized exchange loss		31	44
Changes in working capital items
Amounts receivable and prepaid expenses		(565)	(17)
Trade and other payables		(1,120)	(3,483)
Payables to related parties		(141)	(474)
Net cash used in operating activities		(23,957)	(32,475)

Investing activities
Acquisition of plant and equipment		(31)
Disposal of plant and equipment		1
Proceeds from royalty arrangement on mineral property interest	3	15,463
Interest received on cash and cash equivalents		238	164
Net cash from investing activities		15,671	164

Financing activities
Proceeds from issuance of shares			872
Transaction costs on issuances of shares			(48)
Proceeds from the exercise of share purchase options and warrants	6(b),(c)		11,950
Early lease termination payment			(31)
Payments of principal portion of lease liabilities		(129)	(200)
Transaction costs on the At-the-Market Offering			(352)
Net cash (used in) from financing activities		(129)	12,191

Net decrease in cash and cash equivalents		(8,415)	(20,120)
Effect of exchange rate fluctuations on cash and cash equivalents		297	(49)
Cash and cash equivalents - beginning balance		22,291	42,460

Cash and cash equivalents - ending balance	5(a)	$14,173	$22,291

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes		Share capital		Reserves
					Equity -	Foreign
					settled	currency		Share
			Number of		share-based	translation	Investment	Purchase
			shares		compensation	reserve	revaluation	Warrants
			(note 6(a))	Amount	reserve	(note 6(e))	reserve	(note 6(b))	Deficit	Total equity

Balance at January 1, 2021			509,046,631	$683,039	$77,018	$29,661	$(17)	$2,583	$(619,978)	$172,306
Shares issued upon exercise of options per option plan	6	(d)	5,084,000	2,592	–	–	–	–	–	2,592
Shares issued upon exercise of warrants and options not issued per option plan	6	(c)	14,435,952	9,358	–	–	–	–	–	9,358
Fair value allocated to shares issued on exercise of options and warrants			–	4,465	(2,153)	–	–	(2,312)	–	–
Shares issued, net of transactions costs			1,212,805	824	–	–	–	–	–	824
Share-based compensation	6	(c),(d)	–	–	2,858	–	–	–	–	2,858
Net loss			–	–	–	–	–	–	(31,542)	(31,542)
Other comprehensive loss net of tax			–	–	–	(903)	–	–	–	(903)
Total comprehensive loss										(32,445)

Balance at December 31, 2021			529,779,388	$700,278	$77,723	$28,758	$(17)	$271	$(651,520)	$155,493

Balance at January 1, 2022			529,779,388	$700,278	$77,723	$28,758	$(17)	$271	$(651,520)	$155,493
Share-based compensation	6	(c),(d)	–	–	2,301	–	–	–	–	2,301
Net loss			–	–	–	–	–	–	(24,442)	(24,442)
Other comprehensive income net of tax			–	–	–	9,333	–	–	–	9,333
Total comprehensive loss										(15,109)

Balance at December 31, 2022			529,779,388	$700,278	$80,024	$38,091	$(17)	$271	$(675,962)	$142,685

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2022, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of December 31, 2022, the Group had $14,173 (2021 – $22,291) in cash and cash equivalents for its operating requirements and working capital of $14,765 (2021 – $21,734). These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the years ended December 31, 2022 and 2021, the Group incurred a net loss of $24,442 and $31,542, respectively, and had a deficit of $675,962 as of December 31, 2022. The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the Record of Decision (the "ROD"), the Group’s response to the US Environmental Protection Agency ("EPA")’s final determination (both discussed below) and class action litigation (note 14(a)). Although the Group was successful during the current year in raising US$12,000 ($15,463) from the disposal of a mineral property interest through a royalty arrangement (see note 3), there can be no assurances that the Group will be successful in obtaining additional financing when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The Group, through the Pebble Limited Partnership ("Pebble Partnership"), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE (the "RFA"). On February 24, 2021, the USACE notified the Pebble Partnership that the RFA is "complete and meets the criteria for appeal" and assigned a review officer ("RO") to oversee the administrative appeal process at that time and has since assigned a new RO. While federal regulations suggest the appeal should conclude within 90 days, and no case extend beyond one year, the USACE also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review will take additional time. In June 2021, the USACE completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review. An appeal conference was held in July 2022. The timing and outcome on the appeal remains uncertain.

On October 29, 2021, the court granted the EPA’s motion for remand, and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination which would establish a "defined area for prohibition" coextensive with the current mine plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project. It would also establish a 309-square-mile "defined area for restriction". Public comments on the revised Proposed Determination closed on September 6, 2022. The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s preemptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein.

On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

The Company and the Pebble Partnership plan to seek judicial review of the Final Determination through a challenge in a U.S. federal district court.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting for the year ended December 31, 2022. These Financial Statements were authorized for issue by the Board of Directors on March 24, 2023.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information. The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements unless otherwise stated.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent owned
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Partnership and 100% of Pebble Mines.	100% (indirect)
Pebble Limited Partnership ("Pebble Partnership")	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp. ("Pebble Mines")	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Pipeline Corporation	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Performance Dividend LLC	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd. ("MGL")	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc. ("Delta")	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL.	100% (indirect)
Imperial Gold Corporation ("Imperial Gold")	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold.	100% (indirect)

Notes:

1.	Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Both entities together hold 1,840 claims comprising the Pebble Project.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(e)	Financial Instruments

On initial recognition, a financial asset is classified as measured at amortized cost; fair value through other comprehensive income ("FVTOCI") (debt / equity investment); or fair value through profit or loss ("FVTPL"). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and not be designated as at FVTPL:

Page | 11

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortized cost consist of restricted cash, amounts receivable, and cash and cash equivalents.

Fair value through other comprehensive income ("FVTOCI")

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and not be designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income ("OCI") provided it is not held for trading. This election is made on an investment-by-investment basis.

Fair Value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortised cost using the effective interest method.  The amortized cost is reduced by impairment losses (see below).  Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss.  Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVTOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value.  Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as FVTOCI, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

Financial liabilities

Non-derivative financial liabilities:

The Group only has non-derivative financial liabilities which consist of trade and other payables and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(f)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount or when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;

•	title to the asset is compromised;

•	adverse changes in the taxation and regulatory environment;

•	adverse changes in variations in commodity prices and markets; and

•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

(g)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced. Amounts received pursuant to the royalty arrangement (note 3), and which will be in set amounts, are recognized as sales of mineral property interests. No gain or loss is recognized until the consideration received is in excess of the carrying amount.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets such as through sales pursuant to the royalty arrangement as noted above.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight line method at various rates ranging from 10% to 50% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(h)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(i)	Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset ("ROU Asset") at the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:

•	increasing the carrying amount to reflect interest on the lease liability;
•	reducing the carrying amount to reflect the lease payments made; and
•	remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the Group; and
•

an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in "Mineral property, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 8).

(j)	Share Capital, Special Warrants, Warrants and Subscriptions for Shares

Common shares ("shares"), special warrants, warrants and subscriptions received for shares are classified as equity. Transaction costs directly attributable to the issue of these instruments are recognized as a deduction from equity, net of any tax effects. Where units comprising of shares and warrants are issued the proceeds and any transaction costs are apportioned between the shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into shares and the issue of shares for subscriptions received, the carrying amount, net of a pro rata share of the transaction costs, is transferred to share capital.

(k)	Share-based Payment Transactions

Equity-settled Share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 6(c)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the "Equity Reserve"). An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight-line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value of share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Group obtains the goods or the counterparty renders the service.

Deferred Share Unit ("DSU") Plan

The Group has a DSU plan for its non-executive directors (note 6(d)). The Group determines whether to account for DSUs as equity-settled or cash-settled based on who determines settlement and past practice. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability if deemed cash-settled at grant date.

The fair value is estimated by multiplying the number of DSUs with the TSX quoted market price of the Company’s common shares at grant date, and expensed over the vesting period as share-based compensation in loss until the DSUs are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Restricted Share Unit ("RSU") Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based who determines settlement and past practice. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity–settled or a liability if deemed cash-settled at grant date.

The fair value is estimated by multiplying the number of RSUs with the TSX quoted market price of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

No RSUs have been issued or are outstanding in the years presented.

(l)	Income Taxes

Income tax on the profit or loss for the years presented consists of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. The Group has posted two bonds with the Alaskan regulatory authorities as performance guarantees for any potential reclamation liability incurred as a condition for: (i) the issue of the Miscellaneous Land Use Permit at the Pebble Project (note 5(b)), and (ii) the granting of a pipeline right-of-way (note 14(c)).

(n)	Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgements

The preparation of these Financial Statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1.

The Group uses the Black-Scholes option pricing model to calculate an estimate of the fair value of share purchase options granted during the year. The fair value calculated is used to determine share-based compensation that is included in loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from less than one year to five years. Changes in the subjective input assumptions can affect the fair value estimate.

2.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense that is included in the loss for the year and the composition of any deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgements

These include:

1.

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the final determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion is that it has submitted an administrative appeal with the USACE, which has been accepted as complete and is currently running its course, and the Group is pursuing other options available to it. With respect to the issue of the final determination, the Group has legal avenues to pursue to contest this determination. Additionally, the Company’s market capitalization at December 31, 2022, and the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2.

The Group used judgement that going concern is an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

3.

The Group used judgement in assessing the appropriate accounting treatment for the transaction relating to a long-term royalty arrangement linked to production at the Pebble Project (note 3). The Group considered the substance of the agreement to determine whether the Group has disposed of an interest in the reserves and resources of the Pebble Project. This assessment considered the stage of development of the Pebble Project, the legal rights the counterparty has in the event of bankruptcy, as well as what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the mine at the Pebble Project. The Group also determined that the proceeds received was a recovery of mineral property costs with no gain or loss being recorded.

4.

Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), in determining the functional currency of the parent and its subsidiaries, the Group used judgement in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.

5.

The Group used judgement in terms of accounting for leases in accordance with IFRS 16. IFRS 16 applies a control model to the identification of leases and the determination of whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a fixed period of time. In determining the appropriate term for a lease, the Group considered the right of either the lessee or lessor to terminate the lease without permission from the other party with no more than an insignificant penalty as well as whether the Group is reasonably certain to exercise the extension options on the contract.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(q)	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB. The following was adopted by the Group on January 1, 2022:

•

IAS 16, Property Plant and Equipment ("IAS 16"): Amendments to IAS 16 require the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management together with the cost of producing these items, to be recognized in profit and loss. The adoption of these amendments did not impact the Financial Statements.

The following has not yet been adopted by the Group:

•

IAS 1, Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2, Making Materiality Judgements - Disclosure of Accounting Policies (the "Practice Statement"): In February 2021, the IASB issued amendments to IAS 1 and the Practice Statement to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

•

IAS 1, Classification of Debt with Covenants as Current or Non-current: In October 2022, the IASB issued amendments to IAS 1 titled "Non-current Liabilities with Covenants". These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if an entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The Group does not expect these amendments to have a material effect on its consolidated financial statements.

•

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"): In February 2021, the IASB issued amendments to IAS 8 – Definition of Accounting Estimates to help entities to distinguish between accounting policies and accounting estimates. The amendments clarify that accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty" and that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The amendments are effective January 1, 2023. Earlier application is permitted. The Group does not expect these amendments to have a material effect on its consolidated financial statements.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2022	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning Balance	$112,541	$2,412	$114,953
Addition	–	31	31
Disposal of plant and equipment	–	(8)	(8)
Disposal of mineral property interest [2]	(15,463)	–	(15,463)
Ending balance	97,078	2,435	99,513

Accumulated depreciation
Beginning Balance	–	(1,877)	(1,877)
Depreciation charge for the year [4]	–	(260)	(260)
Derecognition on disposal of plant and equipment	–	8	8
Ending balance	–	(2,129)	(2,129)

Foreign currency translation difference
Beginning Balance	21,079	184	21,263
Movement for the year	8,843	41	8,884
Ending balance	29,922	225	30,147

Net carrying value – December 31, 2022	$127,000	$531	$127,531

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Year ended December 31, 2021	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning Balance	$112,541	$3,018	$115,559
Addition	–	277	277
Disposal [3]	–	(29)	(29)
Derecognition of ROU assets [5]	–	(617)	(617)
Modification of lease terms	–	(237)	(237)
Ending balance	112,541	2,412	114,953

Accumulated depreciation
Beginning Balance	–	(2,148)	(2,148)
Depreciation charge for the year [4]	–	(329)	(329)
Derecognition of ROU Assets [5]	–	577	577
Derecognition on disposal [3]	–	23	23
Ending balance	–	(1,877)	(1,877)

Foreign currency translation difference
Beginning Balance	22,083	152	22,235
Movement from derecognition of ROU Assets	–	40	40
Movement for the year	(1,004)	(8)	(1,012)
Ending balance	21,079	184	21,263

Net carrying value – December 31, 2021	$133,620	$719	$134,339

Notes to tables:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Disposal of Mineral Property Interest - Royalty Arrangement

On July 26, 2022, the Group announced that it had entered into an agreement (the "Agreement") with an investor (the "Royalty Holder") to receive up to US$60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine (see further below). The Group received an initial non-refundable payment of US$12 million from the Royalty Holder concurrently with the execution of the Agreement.

Per the terms of the Agreement, the Royalty Holder made the initial payment of US$12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of US$1,500.00 per ounce of gold and US$10.00 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed US$4,000.00 per ounce of gold or US$50.00 per ounce of silver, then the Group will share in 20% of the excess price for either metal. Additionally, the Group will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver. Pursuant to the terms of the Agreement, the Group settles its obligations by delivery of physical gold and silver production from the Pebble Project.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The Royalty Holder has the right but is under no obligation to invest additional non-refundable amounts, in US$12 million increments, to an aggregate total of US$60 million, within two years of the date of the Agreement, in return for the right to receive up to 10% of the payable gold and up to 30% of the payable silver (in each case, in the aggregate) on the same terms as the first tranche.

Based on the contractual terms of the Agreement, as well as the Group’s specific facts and circumstances, the Group accounted for the first tranche of US$12 million ($15.5 million) as a partial sale of mineral property interest. The Agreement provides the Royalty Holder with rights similar to ownership of an undivided interest in the Pebble Project. The consideration received has been recorded as a recovery of mineral property costs and no gain or loss was recognized on the transaction.

3.	Plant and equipment includes Right-of-Use Assets ("ROU Assets")

ROU Assets, which relate to the use of office space, office equipment and, yard storage are included under Plant and equipment. The following comprises ROU Assets:

Year ended December 31, 2022	Land and Buildings	Equipment	Total
Cost Beginning balance	$1,014	$32	$1,046
Addition	10	–	10
Ending balance	1,024	32	1,056

Accumulated depreciation
Beginning balance	(370)	(20)	(390)
Depreciation charge for the year [4]	(140)	(10)	(150)
Ending balance	(510)	(30)	(540)

Foreign currency translation difference
Beginning balance	(36)	(1)	(37)
Movement for the year	38	–	38
Ending balance	2	(1)	1

Net carrying value – December 31, 2022	$516	$1	$517

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Year ended December 31, 2021	Land and Buildings	Equipment	Total
Cost Beginning balance	$1,591	$53	$1,644
Addition	277	–	277
Disposal	–	(21)	(21)
Derecognition [5]	(617)	–	(617)
Modification of lease terms	(237)	–	(237)
Ending balance	1,014	32	1,046

Accumulated depreciation
Beginning balance	(723)	(26)	(749)
Depreciation charge for the year [4]	(224)	(11)	(235)
Derecognition [5]	577	–	577
Derecognition on disposal	–	17	17
Ending balance	(370)	(20)	(390)

Foreign currency translation difference
Beginning balance	(69)	(1)	(70)
Movement from derecognition	40	–	40
Movement for the year	(7)	–	(7)
Ending balance	(36)	(1)	(37)

Net carrying value – December 31, 2021	$608	$11	$619

4.

For the year ended December 31, 2022, ROU Asset depreciation of $104 (2021 – $192) is included in general and administrative expenses (note 9(b)). The remainder is included in exploration and evaluation expenses.

5.

The cost and accumulated depreciation for ROU assets have been restated for the derecognition of office space that the Group vacated during the year ended December 31, 2021. There was no change to the net carrying value of ROU assets reported and there was no impact to the statement of comprehensive loss.

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2022	2021
Sales tax receivable	$66	$79
Deferred At-the-Market Offering costs [1]	–	352
Interest, refundable deposits and other receivables	64	85
Prepaid expenses [2]	2,532	1,351
Total	$2,662	$1,867

Notes to table:

1.

At December 31, 2021, these costs were still to be allocated to shares sold under the At-the-Market ("ATM") Agreement based on the dollar amount as a percentage of the total dollar amount available under the ATM Agreement. The Group expensed these costs on the basis that no further issuances occurred prior to the expiry of the base shelf prospectus that supported the ATM offering.

2.	Includes prepaid insurance, which is amortized over the insurance term.

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

The Group’s cash and cash equivalents at December 31, 2022 and December 31, 2021, consisted of cash on hand and was invested in business and savings accounts.

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the year ended December 31, 2022, $10 was recognized (2021 – nominal income), which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2022 and 2021, authorized share capital consisted of an unlimited number of common shares ("Shares") with no par value. At December 31, 2022, 529,779,388 (2021 – 529,779,388) Shares were issued and fully paid.

Page | 25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(b)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the year ended December 31, 2022 and 2021 respectively:

Continuity	Cannon Point options [1]	warrants [2]	Total
Balance January 1, 2021	211,500	17,713,265	17,924,765
Exercised	(117,500)	(14,318,452)	(14,435,952)
Expired	–	(3,394,813)	(3,394,813)
Balance December 31, 2021	94,000	–	94,000
Expired	(56,400)	–	(56,400)
Balance December 31, 2022	37,600	–	37,600

	Cannon Point options	Total
December 31, 2022
Exercise price	$0.29	$0.29
Remaining life in years	1.94	1.94
December 31, 2021
Exercise price	$0.36	$0.36
Remaining life in years	1.74	1.74

Notes to tables:

	1.	The Group issued options in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") on the acquisition of the company in October 2015.

	2.	Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2021 Rolling Option Plan") is based on the maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans ) equaling a rolling percentage of up to 8% of the Company's outstanding Shares, calculated from time to time. Pursuant to the 2021 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

Page | 26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the year ended December 31, 2022 and 2021:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance January 1, 2021	28,481,500	1.20
Exercised	(5,084,000)	0.51
Expired	(2,572,000)	0.61
Balance December 31, 2021	20,825,500	1.45
Expired	(4,386,000)	1.75
Granted [1]	11,254,000	0.41
Balance December 31, 2022	27,693,500	0.98

Note to table:

1.

The weighted average fair value for options granted during the year was estimated at $0.29 per option, using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.07%, expected life of 5 years, expected volatility of 99.02% (based on the historical and implied volatility of the Company’s share price on the TSX), share price of $0.39 on grant date and expected dividend yield of nil.

For the year ended December 31, 2022, the Group recognized share-based compensation ("SBC") of $2,277 (2021 – $2,846) for options in the statement of comprehensive loss.

The following table summarizes information on options outstanding as at the reported dates:

	December 31, 2022			December 31, 2021
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	11,254,000	5,627,000	4.63	–	–	–
0.76	3,300,000	3,300,000	0.61	3,300,000	3,300,000	1.61
0.99	6,368,500	6,368,500	1.74	6,368,500	6,368,500	2.74
1.75	–	–	–	4,386,000	4,386,000	0.57
2.01	6,696,000	6,696,000	2.55	6,696,000	6,696,000	3.55
2.34	75,000	75,000	0.58	75,000	75,000	1.58
Total	27,693,500	22,066,500		20,825,500	20,825,500

The weighted average contractual life for options outstanding was 2.97 (December 31, 2021 – 2.36) years per option. The weighted average contractual life and exercise price for exercisable options as at December 31, 2022 was 2.55 (December 31, 2021 – 2.36) years and $1.12 (December 31, 2021 – $1.45) per option.

Page | 27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(d)	Deferred Share Units ("DSUs")

The Group has a DSU plan approved by the Group’s shareholders, which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 1% of the issued and outstanding shares from time to time provided the total does not result in the total shares issuable under all the Group’s share-based compensation plans (i.e. including the Group’s option and restricted share unit plans) exceeding 8% of the total number of issued outstanding shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in shares issued from treasury, by the delivery to the former director of shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

The following reconciles DSUs outstanding for the year ended December 31, 2022 and 2021:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance January 1, 2021	458,129	0.69
Granted	19,582	0.60
Balance December 31, 2021	477,711	0.69
Granted	61,575	0.39
Balance December 31, 2022	539,286	0.65

SBC of $24 (2021 – $12) was recognized on grant date in the statement of comprehensive loss, based on the aggregate market value of shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

(e)	Foreign Currency Translation Reserve

Continuity
Balance January 1, 2021	$29,661
Loss on translation of foreign subsidiaries	(903)
Balance December 31, 2021	28,758
Gain on translation of foreign subsidiaries	9,299
Balance December 31, 2022	$38,057

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	December 31	December 31
Payables to related parties	2022	2021
Key management personnel ("KMP")(a)	$35	$35
Hunter Dickinson Services Inc. ("HDSI")(b)	202	341
Total payables to related parties	$237	$376

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

Page | 28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs (until August 31, 2021), and Pebble Partnership ("PLP") senior management including the Interim PLP CEO and Chair of Pebble Mines Corp ("PMC Chair"), Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering (until February 28, 2021), VP, Permitting, and Chief of Staff (until February 19, 2021), was as follows for the year ended December 31, 2022 and 2021:

Transaction	2022	2021
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$2,499	$2,882
Amounts paid and payable to KMP [2]	1,913	2,624
	4,412	5,506
Share-based compensation [3]	1,441	1,854
Total compensation	$5,853	$7,360

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b)).

2.

Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP senior management noted above. The SVP Engineering was employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS") until the end of February 2021. The Group reimbursed HDUS for costs incurred.

3.	SBC relates to options issued and/or vesting and DSUs granted during the respective periods (notes 6(b)-(d)).

Proceeds from Options Exercised

In the year ended December 31, 2022, no KMP options were exercised (2021 – 3,717,000 KMP options exercised at a weighted average exercise price of $0.49 per option, and a weighted average market price on exercise of $0.73 per option for proceeds to the Group of $1,824).

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

For the year ended December 31, 2022 and 2021, transactions with HDSI were as follows:

Transactions	2022	2021
Services rendered by HDSI:
Technical [1]
Engineering	$372	$735
Environmental	508	434
Socioeconomic	–	285
Other technical services	44	154
	924	1,608
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	2,223	3,029
Shareholder communication	727	721
	2,950	3,750

Total for services rendered	3,874	5,358

Reimbursement of third party expenses
Conferences and travel	124	49
Insurance	48	71
Office supplies and information technology [2]	532	502
Total reimbursed	704	622

Total	$4,578	$5,980

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space of $151 (2021 - $106). In April 2021, the Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of December 31, 2022, the remaining undiscounted commitment was $343.

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 30

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

8.	TRADE AND OTHER PAYABLES

	December 31	December 31
Current liabilities	2022	2021
Falling due within the year
Trade	$1,683	$1,922
Lease liabilities [1]	150	126
Total	$1,833	$2,048

Non-current liabilities
Trade [2]	$–	$804
Lease liabilities [1]	463	561
Total	$463	$1,365

Notes to table:

1.

Lease liabilities relate to lease of offices, equipment and yard storage, which have remaining lease terms of 19 to 89 months and interest rates of 9.5% – 12% over the term of the leases. The following summarizes lease liabilities for the year ended December 31, 2022 and 2021:

Lease liabilities	2022	2021
Beginning balance	$687	$916
Interest expense	67	67
Effect of modification to lease term	–	(284)
Lease payments	(196)	(267)
Lease recognition	10	268
Lease settlement	–	(5)
Foreign currency translation difference	45	(8)
Ending balance	613	687

Current portion	150	126
Non-current portion	463	561
Total	$613	$687

The following table provides the schedule of undiscounted lease liabilities as at December 31, 2022:

Total
Less than one year	$204
One to five years	480
Later than 5 years	118
Total undiscounted lease liabilities	$802

The Group had short-term lease commitments of less than a year relating to a property lease totaling $50 as of January 1, 2022. During the year ended December 31, 2022, the Group incurred short-term lease commitments of $157 (2021 – $147), and expensed $158 (2021 – $190).

2.

At December 31, 2021, related to fees due to legal counsel of US$635 which is only payable on completion of a transaction that secures a partner for the Pebble Partnership. As the timing and outcome of such a transaction remains uncertain, the Group has derecognized the payable in 2022 and has disclosed these fees as a contingent payable (note 14(g)).

Page | 31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

9.	EXPLORATION AND EVALUATION AND GENERAL AND ADMINISTRATIVE EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the year ended December 31, 2022 and 2021, E&E consisted of the following:

E&E	2022	2021
Engineering	$1,390	$3,860
Environmental	2,187	2,237
Property fees	1,194	1,150
Site activities	1,565	2,089
Socio-economic	2,242	2,403
Transportation	620	523
Other activities and travel	71	173
Total	$9,269	$12,435

(b)        General and Administrative Expenses ("G&A")

For the year ended December 31, 2022 and 2021, G&A consisted of the following:

G&A	2022	2021
Conference and travel	$248	$131
Consulting	651	1,902
Depreciation of right-of-use assets	104	192
Insurance	2,422	1,502
Office costs, including information technology	769	815
Management and administration	3,130	3,891
Shareholder communication	1,276	1,309
Trust and filing	426	249
Total	$9,026	$9,991

10.	EMPLOYMENT COSTS

For the year ended December 31, 2022 and 2021, the Group recorded the following:

Page | 32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	2022	2021
Exploration and evaluation
Salaries and benefits	$2,267	$2,907
Amounts paid for services by HDSI personnel (note 7(b))	923	1,508
	3,190	4,415
General and administrative
Salaries and benefits	1,407	1,418
Amounts paid for services by HDSI personnel (note 7(b))	2,433	2,764
	3,840	4,182

Share-based payments	2,301	2,858
	$9,331	$11,455

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2022 and 2021 was based on the following:

	2022	2021
Loss attributable to shareholders	$24,442	$31,542
Weighted average number of shares outstanding (000s)	529,779	521,459

For the year ended December 31, 2022 and 2021, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2022 –27,693,500, 2021 – 20,825,500), non-employee share purchase options and warrants (2022 – 37,600, 2021 – 94,000) and DSUs (2022 – 539,286, 2021 – 477,711), as they were anti-dilutive.

12.	INCOME TAX

	Year ended December 31
Reconciliation of effective tax rate	2022	2021

Net loss	$(24.442)	$(31,542)
Total income tax expense	107	-
Loss excluding income tax	(24,335)	(31,542)
Income tax recovery using the Company's domestic tax rate	(6,570)	(8,516)
Non-deductible expenses and other	631	764
Change in tax rates	-	-
Deferred income tax assets not recognized	5,832	7,752
	$(107)	$-

The Company's domestic tax rate for the year was 27% (2021 – 27%).

Page | 33

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	December 31	December 31
Deferred income tax assets (liabilities)	2022	2021
Tax losses	$2,167	$2,451
Net deferred income tax assets	2,167	2,451
Resource property/investment in Pebble Partnership	(2,167)	(2,451)
Equipment	–	–
Net deferred income tax liability	$–	$–

The Group had the following temporary differences at December 31, 2022, in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	3,059
After five years	320,663	–	–
No expiry date	38,643	93,688	190
Total	$359,306	$93,688	$3,249

The Group has net operating tax losses in the US totalling $38.6 million that can be only utilized to a maximum of 80% of taxable income.

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $7.6 million (2021 – $8.6 million) which has not been recognized because the Group controls the reversal of liabilities and it is expected it will not reverse in the foreseeable future.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

Page | 34

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

	December 31	December 31
Exposure	2022	2021
Amounts receivable	$64	$85
Restricted cash	852	785
Cash and cash equivalents	14,173	22,291
Total exposure	$15,089	$23,161

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources, and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 8) and payables to related parties (note 7), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	December 31	December 31
	2022	2021
Financial assets:
Amounts receivable	$108	$168
Cash and cash equivalents and restricted cash	7,347	5,433
	7,455	5,601
Financial liabilities:
Non-current trade payables	(463)	(1,365)
Current trade and other payables	(1,383)	(1,670)
Payables to related parties	(71)	(190)
	(1,917)	(3,225)
Net financial assets exposed to foreign currency risk	$5,538	$2,376

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $554 (2021 – $238) in the reported period.  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)         Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents.  The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $182 (2021 – $324).

(e)         Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit.  There were no changes in the Group's approach to capital management during the period.  The Group is not subject to any externally imposed capital requirements.

(f)          Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

14.           COMMITMENTS AND CONTINGENCIES

(a)          Legal Proceedings

Class Action Litigation following the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project.  These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM.  Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws.  On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed.  A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants.  The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023.  The Company will continue to defend its interests in the litigation, which is expected to proceed into the discovery phase and forthcoming motion practice on whether a class should be certified

.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project.  The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct.  The Company has been served the claim and intends to defend itself vigorously.  The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.  On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants.  Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project.  The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence.  The Company has been served and intends to defend itself vigorously.  The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project.  The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence.  On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, have each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project.  The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter.  The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related informal inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office.  The Company and the Pebble Partnership are cooperating with each of these investigations.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above.  These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

(b)          Short-term Lease Commitments

As of December 31, 2022, the Group has a short-term lease commitment of $55 (2021 – $50) with a fixed monthly payment over the remaining term.

(c)          Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation.  The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(d)           Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(e)           Sponsorship Commitment

The Group entered into a sponsorship agreement in December 2022 for an aggregate commitment of US$85 and includes the production of a research paper due in March 2023 and participation in a conference in the same period.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(f)           Office Use Commitment

The Company has an office use agreement with HDSI (note 7(b)) ending April 29, 2026.  At December 31, 2022 the total remaining undiscounted commitment was $343.  This commitment is a flow through cost at market rates.  The following table summarizes the commitment schedule:

Total
Less than one year	$99
One to five years	244
Total	$343

(g)           Contingent Legal Fees Payable

The Group has legal fees totalling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

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